787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 6, 2010

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Managed Account Series - U.S. Mortgage Portfolio File Nos. 333-124463 and 811-21763 Post-Effective Amendment No. 9

Dear Mr. Ganley:

     On behalf of Managed Account Series (the “Registrant”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 9 under the Securities Act and No. 11 under the 1940 Act (the “Amendment”), to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the U.S. Mortgage Portfolio (the “Fund”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on December 6, 2010.

     The Amendment is being filed for the purpose of responding to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 9, 2010, regarding Post-Effective Amendment No. 7 to the Registrant’s Registration Statement filed with the Commission on September 24, 2010 with respect to the Fund, and to make other non-material changes, as specified in Rule 485(b)(1). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund. We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

December 6, 2010 Page 2

Comment 1:	Fund Overview - Fee Table: Please delete footnote 1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:

The Registrant respectfully declines to delete footnote 1 to the Fee Table. The Registrant refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033- 53399 and 811-07171, which outlines the Registrant’s responses to the Staff’s prior comments and discusses the Registrant’s rationale for not deleting footnote 1 to the Fee Table.

Comment 2:

Fund Overview - Portfolio Turnover: The Staff notes that during the most recent fiscal year, the Fund’s portfolio turnover rate was 1,371% of the average value of its portfolio. Please provide a brief explanation as to why Fund has such a comparatively high portfolio turnover rate.

Response:

This Fund invests primarily in mortgage-backed securities, and within this allocation, Fund management uses mortgage dollar rolls and TBA transactions to manage exposure, as it is a highly liquid market. Excluding these transactions, the portfolio turnover for the Fund would have been 517% for the fiscal year ended May 31, 2010. The reason dollar rolls and TBA transactions inflate the Fund’s turnover rate is because these investments, which generally have a short-term duration, are typically rolled forward for an additional term after the expiration of the previous term. Each time the portfolio managers roll these investments forward it appears that there has been turnover when, in fact, the portfolio managers have not purchased or sold a bond.

Comment 3:

Fund Overview - Principal Risks of Investing in Fund: The Staff notes that the Fund invests in U.S. government agency securities and securities issued by government-sponsored enterprises. Consider adding risk disclosure that notes these securities are not backed by the full faith and credit of the United States.

Response:

The Registrant respectfully declines to make the suggested change. Under the section in the prospectus entitled “Principal Investment Strategies of the Fund,” the Fund discloses the nature of these securities. Specifically, the Fund notes that “[certain securities in which the Fund invests] are issued or guaranteed by Federal agencies or government-sponsored enterprises and are not direct obligations of the United States, and are not backed by the full faith and credit of the United States, but involve sponsorship or guarantees by government agencies or enterprises.” The Registrant believes that the current disclosure is adequate.

Comment 4:

Fund Overview - Principal Risks of Investing in Fund: In light of the Fund’s comparatively high portfolio turnover rate, consider adding more Fund specific language to the risk factor entitled “High Portfolio Turnover Risk.”

December 6, 2010 Page 3

Response:

The requested change has been made. The Registrant has added the following disclosure to “High Portfolio Turnover Risk”:

In addition, investment in mortgage dollar rolls and participation in TBA transactions may significantly increase the Fund’s portfolio turnover rate. A TBA Transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount, and price.

Comment 5:

Fund Overview - Performance Information: Please include language stating that the information disclosed in this section provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for the periods shown compare with those of a broad measure of market performance.

Response:

The Registrant respectfully notes that it believes that the current disclosure in the Registration Statement adequately responds to the comment. Specifically, the current narrative disclosure preceding the bar chart states:

The information shows you how the Fund’s performance has varied year by year and provides some indication of the risks of investing in the Fund The table compares the Fund’s performance to that of the Barclays Capital U.S. Mortgage- Backed Securities Index. As with all such investments, past performance (before and after taxes) is not an indication of future results.

Comment 6:	Fund Overview - Performance Information: Consider noting in the third sentence of the first paragraph that Investor A and Investor C Shares are newly created.

Response:

The requested changed has been made. The Registrant has added the following to the narrative disclosure preceding the bar chart:

The returns for Investor A and Investor C Shares prior to December 6, 2010, the commencement of operations of Investor A and Investor C Shares, are based on the performance of the Fund’s Institutional Shares. The returns for Investor A and Investor C Shares, however, are adjusted to reflect the distribution and service (12b-1) fees applicable to Investor A and Investor C Shares, respectively.

Comment 7:	Fund Overview - Performance Information: Please disclose the year-to-date return as of September 30, 2010.

Response:	The requested changed has been made.

December 6, 2010 Page 4

Comment 8:	Details about the Fund: Please make all applicable conforming changes to the principal investment strategies and the principal investment risks.

Response:	The requested changes have been made. The Registrant has made all applicable changes to the principal investment strategies and the principal investment risks in the Details about the Fund section.

Comment 9:

Account Information - Short-Term Trading Policy: The Staff notes that the discussion of the Fund’s short-term trading policy includes disclosure that may not be applicable to the Fund, such as the discussion about arbitrage opportunities relating to investments in non-U.S. securities and redemption fees charged by certain BlackRock Funds. Please tailor the discussion of the Fund’s short-term trading policy to be specific to the Fund.

Response:	The Registrant respectfully declines to make the suggested change. The BlackRock open-end funds have adopted a joint Short-Term Trading Policy for consistency across the entire open-end complex.

Comment 10:

Management of the Fund - Portfolio Manager Information: Please describe with more specificity the different roles and responsibilities of each of the portfolio managers that are responsible for the day-to-day management of the Fund.

Response:

The Registrant respectfully declines to make the suggested changes. The Fund is managed by team of financial professionals. The portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund. Each portfolio manager of the Fund is responsible for the day-to-day management of the Fund’s portfolio including setting the Fund’s overall investment strategy and overseeing the management of the Fund. The Registrant believes that this description, which is included in the disclosure, is an accurate description of the portfolio managers’ shared responsibilities.

* * * * * * * * * *

     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

December 6, 2010

     Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq. Aaron Wasserman, Esq. Maria Gattuso, Esq. Jack Cohen, Esq.